SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2003

BioProgress PLC

(Translation of registrant’s name into English)

HOSTMOOR AVENUE

MARCH, CAMBRIDGESHIRE

UNITED KINGDOM. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of May, 2003.

List of Exhibits:

1.	Admission to the Alternative Investment Market of the London Stock Exchange.

2.	Written Resolution to amend the Articles of Association of BioProgress PLC as publically filed with UK Companies House on May 22, 2003.

THIS DOCUMENT, TOGETHER WITH THE ATTACHED PROXY STATEMENT/PROSPECTUS WHICH FORMS PART OF A REGISTRATION STATEMENT ON FORM F-4 AND PROXY SOLICITATION ON SCHEDULE 14A AND WHICH HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE US SECURITIES ACT (THE “REGISTRATION STATEMENT”), COMPRISES AN AIM ADMISSION DOCUMENT OF BIOPROGRESS PLC. THIS ADMISSION DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take you are recommended to immediately seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

Application will be made for the whole of the ordinary share capital of the Company, issued and to be issued pursuant to the Placing, to be admitted to trading on the Alternative Investment Market of the London Stock Exchange (“AIM”). AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. Furthermore, the London Stock Exchange has not itself examined or approved the contents of this document.

Notwithstanding that this document, together with the Registration Statement, is an admission document drawn up in accordance with the AIM Rules and the Public Offers of Securities Regulations 1995 as amended (“the Regulations”), this document does not comprise a prospectus for the purposes of the Regulations and has not been delivered to the Registrar of Companies in England and Wales for registration in accordance with Regulation 4(2) of the Regulations. Copies of this document will be available, free of charge, to the public during normal business hours on any day (Saturdays, Sundays and public holidays excepted) at the offices of Collins Stewart from the date of this document until the date on which Admission takes place, which is expected to be 22 May 2003 and for one month thereafter.

THIS DOCUMENT SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED  REGISTRATION STATEMENT

BioProgress PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 with Registered No.4617139)

Placing of 31,250,000 Ordinary Shares at 16p per share

Admission of Ordinary Shares to trading on the Alternative Investment Market

Nominated Adviser and Broker

Collins Stewart Limited

Share capital immediately following the Placing
Authorised			Issued and fully paid
Amount	Number		Amount	Number
£1,200,000	120,000,000	Ordinary Shares of 1p each	£818,209	81,820,867
£400	80,000	4% convertible redeemable non-voting preference shares of 0.5p each	£395	79,000
£450	90,000	4% redeemable non-voting preference shares of 0.5p each	£440	88,000

The Directors and the Proposed Directors, whose names appear on page 4 of this document, accept responsibility for the information contained in the Admission Document including individual and collective responsibility for compliance with the AIM Rules. To the best of the knowledge and belief of the Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case) the information contained in the Admission Document is in accordance with the facts and does not omit anything likely to affect the import of such information. In connection with this document and/or the invitation contained in it, no person is authorised to give any information or make any representation other than as contained in this document.

Collins Stewart Limited (“Collins Stewart”), which is regulated in the United Kingdom by the Financial Services Authority, is acting as Nominated Adviser and Broker for the Company in connection with the proposed admission of the Company’s Ordinary Shares to trading on AIM and is not acting for any other person and will not be responsible to any other person for providing the protections afforded to customers of Collins Stewart or for advising any other person in connection with the Placing. The responsibilities of Collins Stewart, as Nominated Adviser and Broker, are owed solely to the London Stock Exchange and are not owed to BioProgress Plc or to any Director or to any other person in respect of his decision to acquire shares in BioProgress Plc in reliance on any part of this document. No representation or warranty, express or implied, is made by Collins Stewart as to any of the contents of this document (without limiting the statutory rights of any person to whom this document is issued). No liability whatsoever is accepted by Collins Stewart for the accuracy of any information or opinions contained in this document or for the omission of any material information, for which BioProgress Plc, the Directors, the Proposed Directors and, in respect of their respective reports contained in this document, Grant Thornton, are solely responsible.

The offer and sale of the Placing Shares have not been, nor will they be, registered under the US Securities Act and the relevant clearances have not been, and will not be, obtained from any province of Canada, the Australian Securities Commission or any securities authority of Japan. Accordingly, unless an exemption under any applicable laws is available, the Placing Shares may not be offered, sold or delivered directly or indirectly, in or into the United States (nor to, or for the account or benefit of, any US Person as defined in Regulation S under the US Securities Act), Canada, Australia or Japan or any other country outside the United Kingdom where any distribution may otherwise lead to a breach of any law or other regulatory requirement.

The distribution of this Admission Document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this Admission Document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document has been approved by Collins Stewart solely for the purposes of section 21 of the Financial Services and Markets Act 2000.

DIRECTORS, SECRETARY AND ADVISERS

Directors:	Robert Graham Mason Hind, Chief Executive Malcolm David Brown, Technical Director Larry Charles Shattles, Sales and Marketing Director
Proposed Directors	Peter Glynn-Jones, Non-Executive Chairman Alan Clarke, Non-Executive Finance Director Graham Cole, Non-Executive Director
The business address for each of the above is 14 Hostmoor Avenue, March, Cambridgeshire PE15 OAX
Company Secretary:	Elizabeth Edwards ACCA
Registered Office:	14 Hostmoor Avenue, March, Cambridgeshire PE15 OAX
Nominated Adviser and Broker:	Collins Stewart Limited 9th floor 88 Wood Street London EC2V 7QR
Solicitors to the Company:	Dechert 2 Serjeants’ Inn London EC4Y 1LT
Solicitors to the Placing:	Norton Rose Kempson House Camomile Street London EC3A 7AN
Auditors and Reporting Accountants:	Grant Thornton Byron House Cambridge Business Park Cowley Road Cambridge CB4 OWZ
Financial Public Relations:	Bankside Consultants Limited St Mary Abchurch House 123 Cannon Street London EC4N 5AU
Registrars:	Capita IRG plc The Registry 34 Beckenham Road Beckenham Kent BR3 4TU

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

“Act”	the Companies Act 1985 (as amended)
“Admission”	admission of the Ordinary Shares to trading on AIM becoming effective in accordance with the AIM Rules
“Admission Document”	this document incorporating the Registration Statement
“AIM”	the Alternative Investment Market of the London Stock Exchange
“AIM Rules”	the AIM Rules published by the London Stock Exchange as in force as at the date of this document or, where the context requires, as amended or modified after the date of this document
“Board” or “Directors”	the directors of the Company
“Collins Stewart”	Collins Stewart Limited, the Company’s nominated adviser and broker (as defined in the AIM Rules)
“Combined Code”

the principles of good governance and code of best practice prepared by the Committee on Corporate Governance, chaired by Sir Ronald Hampel, published in June 1998 and appended to, but not forming part of, the Listing Rules

“Company” or “ BioProgress”	BioProgress PLC
“CREST”	the relevant system (as defined in the CREST Regulations) of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)
“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
“Group”	the Company and its subsidiaries (including, where the context requires, subsidiaries of the Company following the completion of the Reincorporation)
“Listing Rules”	the listing rules of the UKLA made under Part VI of the Financial Services and Markets Act 2000, as amended from time to time and contained in the UKLA’s publication of the same name
“London Stock Exchange”	London Stock Exchange plc
“NASD”	the National Association of Securities Dealers Inc.
“Official List”	the official list of the UKLA
“Ordinary Shares”	ordinary shares of 1p each in the capital of the Company
“Placing”	the conditional placing by Collins Stewart on behalf of the Company of the Placing Shares at the Placing Price pursuant to the Placing Agreement as described in this document
“Placing Agreement”

the conditional agreement dated 19 May 2003 between the Company (1), the Directors and the Proposed Directors (2) and Collins Stewart (3) relating to the Placing, details of which are set out in paragraph 7 of Part III of this document

“Placing Price”	16p per Placing Share
“Placing Shares”	the 31,250,000 new Ordinary Shares to be allotted and issued pursuant to the Placing
“Proposed Directors”	Peter Glynn-Jones, Alan Clarke and Graham Cole, who will join the Board upon completion of the Reincorporation
“Registration Statement”

the proxy statement/prospectus which forms part of a registration statement on Form F-4 and proxy solicitation on Schedule 14A of the Company and BioProgress Technology International, Inc. filed with the US Securities and Exchange Commission under the US Securities Act and which is incorporated in this document

“Regulations”	the Public Offers of Securities Regulations 1995 (as amended)
“Reincorporation”

the merger which is expected to be completed on 21 May 2003 of BioProgress Holdings Inc., a wholly owned subsidiary of the Company, with and into BioProgress Technology International, Inc. pursuant to an Agreement and Plan of Merger dated 18 December 2002 and amended on 28 February 2003 pursuant to which BioProgress Technology International, Inc. will survive as a wholly owned subsidiary of the Company (other than 595,906 shares of series C preferred stock which is owned by Larry Shattles, a director of the Company, and his immediate family and which represents approximately 1.2% of the outstanding stock of BioProgress Technology International, Inc.)

“Shareholders”	holders of Ordinary Shares
“Share Option Scheme”	the BioProgress PLC Approved Executive Share Option Scheme 2003
“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland
“United States” or “US”	the United States of America, its territories and possessions, any state in the United States and the District of Columbia and all other areas subject to its jurisdiction
“UKLA”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
“US Securities Act”	the United States Securities Act of 1933, as amended
“$”	US dollars

PLACING STATISTICS

Placing Price	16p
Number of Ordinary Shares in issue prior to the Placing	50,570,867
Number of New Ordinary Shares being placed	31,250,000
Number of Ordinary Shares in issue following the Placing	81,820,867
Market capitalisation at the Placing Price	£13.0 million
Total proceeds of the Placing	£5,000,000
Estimated expenses of the Placing	£500,000
Estimated expenses of the Reincorporation	£500,000
Estimated net proceeds of the Placing receivable by the Company	£4 million
Percentage of the enlarged ordinary issued share capital available in the Placing	38.2%

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Completion of the Reincorporation	21 May 2003

Admission and dealings to commence in the Ordinary Shares on AIM	8.00 a.m. on 22 May 2003

PART I

Information on the Company

Introduction

Pursuant to the Reincorporation, the Company will own the entire issued share capital of BioProgress Technology International, Inc. (other than 595,906 shares of series C preferred stock which is owned by Larry Shattles, a director of the Company, and his immediate family and which represents approximately 1.2% of the outstanding capital stock of BioProgress Technology International, Inc.). Under the terms of the Reincorporation, former stockholders in BioProgress Technology International, Inc. will receive one Ordinary Share for each BioProgress Technology International, Inc. share of common stock owned, and one preference share in the capital of the Company for each BioProgress Technology International, Inc. share of series B preferred stock owned at the time of the Reincorporation.

The common stock of BioProgress Technology International, Inc. is quoted on the Over The Counter Bulletin Board operated by the NASD. As set out in the Registration Statement, application is being made, by means of this Admission Document, for the Ordinary Shares to be admitted instead to trading on AIM.

It is anticipated that completion of the Reincorporation will take place on 21 May 2003.

Your attention is drawn to the section headed “The Reincorporation” in the Registration Statement which sets out further details of the Reincorporation.

Business

Following completion of the Reincorporation the Company will be the holding company of BioProgress Technology International, Inc. which is engaged in the research, development, manufacturing and marketing of products that use water soluble and biodegradable films for the dietary supplement, pharmaceutical, recreational and cosmetic industries and other applications. BioProgress Technology International, Inc. also develops flushable and biodegradable products for the medical and hygiene industries.

Further details of the business are set out in the section headed “Business” in the Registration Statement.

Current Trading and Prospects

Your attention is drawn to the section headed “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and to Note 17 of the Consolidated Financial Statements contained in the Registration Statement.

Directors and Key Employees

Directors

Following completion of the Reincorporation, the board of the Company will be:

Peter Glynn-Jones, Non-Executive Chairman

Robert Graham Mason Hind, Chief Executive

Malcolm David Brown, Technical Director

Larry Charles Shattles, Sales and Marketing Director

Alan Clarke, Non-Executive Finance Director

Graham Cole, Non-Executive Director

The Proposed Directors will join the board upon completion of the Reincorporation, which is expected to take place on 21 May 2003.

Details of the remuneration arrangements of the Directors and the Proposed Directors are set out in the sections headed “Director and Executive Compensation” contained in the Registration Statement.

Biographies of the Directors, the Proposed Directors and certain key employees are set out in section headed “Management” in the Registration Statement.

Reasons for the Placing and Use of Proceeds

The net proceeds of the Placing will be used to provide working capital to finance the ongoing expansion of the Group’s business by focusing on the commercialisation of the XGel® film system as more particularly described in section headed “Business” in the Registration Statement.

Details of the Placing

The New Ordinary Shares being placed on behalf of the Company represent approximately 38.2 per cent. of the enlarged issued ordinary share capital of the Company. At the Placing Price the Placing will raise approximately £4 million (net of expenses).

Collins Stewart has agreed, pursuant to the Placing Agreement and conditional, inter alia, on Admission, to use its reasonable endeavours to place the Placing Shares with institutional investors. The Placing has been fully underwritten by Collins Stewart.

The Placing Shares will be placed free of expenses and will rank pari passu in all respects with the existing Ordinary Shares including the right to all dividends and other distributions declared paid or made after the date of issue.

Further details of the Placing Agreement are set out in paragraph 7 of Part III of this document.

Lock-in Arrangements

The Company and Collins Stewart have received undertakings from those Directors holding Ordinary Shares and other Shareholders not to dispose (subject to certain limited exceptions) of their Ordinary Shares for a period of 12 months following Admission and, in the 12 month period thereafter, only to dispose (subject to certain limited exceptions) of their Ordinary Shares through Collins Stewart.

Corporate Governance

The Board supports the provisions of the Combined Code. However, in view of the size of the Group and the fact that the Ordinary Shares are to be traded on AIM, the Board intends to conduct the governance of the Group in accordance with the recommendations of the Quoted Companies Alliance, which has published guidelines on corporate governance for smaller quoted companies, so far as is practicable and appropriate for a company of the size and nature of BioProgress.

Nominations, remuneration and audit committees will be established prior to Admission, comprising solely the non-executive Directors.

The nominations committee will nominate potential members of the Board. The remuneration committee will review the scale and structure of the executive Directors’ remuneration and the terms of their service contracts. The remuneration and the terms and conditions on the appointment of the non-executive Directors will be set by the Board. The remuneration committee will also approve the issue of share options under the Share Option Scheme. The audit committee will receive and review reports from management and the Company’s external auditors relating to the annual and interim accounts and the accounting and internal control systems of the Group. The audit committee will have unrestricted access to the Group’s external auditors.

The Directors recognise the importance of a reliable system of internal controls and reporting. The Directors have confirmed to Collins Stewart that such controls and procedures are in place.

For so long as the Company is required to file reports pursuant to the US Securities Exchange Act of 1934, it will remain subject to the corporate governance and disclosure provisions of said act and to the US Sarbanes-Oxley Act of 2002.

Share Option Scheme

The Company has introduced the Share Option Scheme under which options will be granted on an ongoing basis. Full details of the Share Option Scheme are set out in the Registration Statement in the section headed “Description of BioProgress Share Option Scheme”. Following completion of the Reincorporation, application will be made to the Inland Revenue to receive approval for the Share Option Scheme under Schedule 9 to the Income and Corporation Taxes Act 1988.

Dividend Policy

For the foreseeable future, cash resources generated by the Group’s operations will be devoted to the working capital requirements of the Group. Accordingly, the Directors do not for the foreseeable future expect that the Company will declare a dividend.

Admission, dealings and CREST

Application will be made to the London Stock Exchange for the Ordinary Shares to be admitted to trading on AIM. It is expected that Admission will take place and that dealings on AIM will commence at 8.00 a.m. on 22 May 2003.

Application has been made to permit Ordinary Shares to be settled through CREST with effect from Admission. CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles permit the holding of Ordinary Shares in uncertificated form under the CREST system. Accordingly, settlement of transactions in Ordinary Shares following Admission may take place within the CREST system if any shareholder so wishes.

If they so request, Shareholders who wish to hold their Ordinary Shares in certificated form will receive certificates for their Ordinary Shares by post. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register.

Further information and Risk Factors

Your attention is drawn to the additional information set out in Parts II and III of this document and to the attached Registration Statement. In particular, your attention is drawn to the section headed “Risk Factors” in the Registration Statement which sets out the material risk factors considered by the Directors to relate to an investment in Ordinary Shares.

PART II

ACCOUNTANTS’ REPORT ON THE COMPANY

The Directors

BioProgress PLC

Hostmoor Avenue

March

Cambridgeshire

PE15 0AX

The Directors

Collins Stewart Limited

9th Floor

88 Wood Street

London

EC2V 7QR

19 May 2003

Dear Sirs

BIOPROGRESS PLC (the Company)

1.	INTRODUCTION

1.1    We report on the financial information set out in paragraphs 2 to 6. This financial information has been prepared for inclusion in the Company’s Admission Document dated 19 May 2003.

Basis of preparation

1.2    The financial information set out in paragraphs 2 to 6 below is based on the transactions of the Company from incorporation on 13 December 2002 to 31 December 2002. No adjustments were considered necessary.

Responsibility

1.3    The directors of the Company are responsible for the contents of the Admission Document dated 19 May 2003 in which this report is included.

1.4    It is our responsibility to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

1.5    We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

1.6    We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

1.7    In our opinion the financial information gives, for the purposes of the Admission Document dated 19 May 2003, a true and fair view of the state of affairs of the Company at 31 December 2002.

Consent

1.8    We consent to the inclusion in the Admission Document dated 19 May 2003 of this report and accept responsibility for this report for the purposes of paragraph 45(8)(b) of Schedule 1 to the Public Offers of Securities Regulations 1995.

2.    STATUTORY INFORMATION

2.1    The Company was incorporated as a public company on 13 December 2002 under the laws of England and Wales with company registration number 4617139.

2.2    The Company has not completed its first accounting period. No statutory financial statements have been prepared, audited or filed with the Registrar of Companies since incorporation.

2.3    On the date of incorporation the authorised share capital of the Company was £1,000,850, represented by 100,000,000 Ordinary Shares of 1 pence each and 170,000 Preference Shares of  1/2 pence each. Two subscriber Ordinary Shares of 1 pence each were issued by the Company on incorporation.

2.4    As at 31 December 2002 the Company had carried out no trading.

3.    ACCOUNTING POLICIES

3.1    The financial information has been prepared in accordance with applicable UK accounting standards under the historical cost convention.

4.    BALANCE SHEET AT 31 DECEMBER 2002

31 December 2002
£
Investments	—
Called up share capital	12,500
Amount due to subsidiary undertaking	—

12,500

Share capital	12,500

5.    NOTES TO THE FINANCIAL INFORMATION

5.1    Investments

Details of the Company’s subsidiary which is wholly owned are as follows:

Name	Place of incorporation	Issued share capital	Principal activity
BioProgress Holdings Inc	Nevada, USA	100 shares, $0.001 par value of common stock	Holding company

5.2    Share capital

£
Authorised
100,000,000 Ordinary Shares of 1 p each	1,000,000
80,000 4% convertible redeemable non-voting preference shares of 1/2 pence each	400
90,000 4% redeemable non-voting preference shares of 1/2 pence each	450

1,000,850

Issued but not paid
2 Ordinary Shares of 1 pence each	—

5.3    On 13 December 2002, 4,999,998 Ordinary Shares of 1 pence each were allotted. The Company received an undertaking for these allotted shares to be paid for in cash at a future date. Consequently, as at 31 December 2002, the Company’s allotted share capital was £50,000 of which £12,500 was deemed to be paid-up as a result of the undertaking.

6.    POST BALANCE SHEET EVENTS

6.1    On 12 May 2003, the authorised share capital of the Company was increased conditionally upon completion of the Reincorporation to £1,200,850 by the creation of an additional 20,000,000 Ordinary Shares of 1 pence each.

Yours faithfully

GRANT THORNTON

PART III

ADDITIONAL INFORMATION

1.	The Company’s incorporation and share capital

(a)	The Company was incorporated and registered in England and Wales on 13 December 2002 under the name BioProgress PLC with registered number 4617139 as a public limited company. The liability of the members of the Company is limited.

(b)	The registered office of the Company is at 14 Hostmoor Avenue, March, Cambridgeshire, PE15 OAX.

(c)	At the date of incorporation, the Company had an authorised share capital of £1,000,850 divided into 100,000,000 Ordinary Shares (of which two shares were issued to the subscribers of the Memorandum of Association) and 80,000 4 per cent. convertible redeemable non-voting preference shares of £0.005 each and 90,000 4 per cent. redeemable non-voting preference shares of £0.005 each. On 13 December 2002, 4,999,998 Ordinary Shares were applied for by Barry John Muncaster against his irrevocable undertaking to pay up a quarter of the amount of their nominal value in consideration of the Company’s agreement to include his name in the register of members at his request at any time prior to the Reincorporation becoming effective.

Upon the Reincorporation becoming effective, in satisfaction of the obligation under the undertaking, the allotment to Barry Muncaster of Ordinary Shares pursuant to the Reincorporation will be reduced by 4,999,999 Ordinary Shares (being the above mentioned 4,999,998 Ordinary Shares together with one Subscriber Share).

A certificate enabling the Company to commence business under section 117 of the Act was issued by the Registrar of Companies on 16 December 2002.

(d)	By written resolutions of the Company passed on 12 May 2003 and to take effect upon completion of the Reincorporation:-

(i)	the authorised share capital of the Company was increased from £1,000,850 to £1,200,850 by the creation of an additional 20,000,000 Ordinary Shares each ranking pari passu in all respects with the then existing Ordinary Shares;

(ii)	the Directors were authorised to allot relevant securities (as defined in section 80(2) of the Act) pursuant to section 80 of the Act up to a maximum nominal amount of £326,473 such authority to expire, unless sooner revoked or varied by the Company in general meeting, at the conclusion of the first annual general meeting of the Company held next after the passing of the resolution;

(iii)	the Directors were empowered until the conclusion of the first annual general meeting of the Company to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority referred to in paragraph (d)(ii) above as if section 89(1) of the Act did not apply to such allotment but that such power be limited to:-

(1)	13,627,125 Ordinary Shares to be issued pursuant to options and warrants granted pursuant to the Reincorporation more particularly described in paragraph 4 below and in the Registration Statement;

(2)	the allotment of equity securities pursuant to the Placing;

(3)	the allotment of equity securities pursuant to the exercise by Collins Stewart of the option to subscribe for Ordinary Shares referred to at paragraph 7 below;

(4)	the allotment of equity securities in connection with rights issues or other pre-emptive offers; and

(5)	the allotment (other than as described in sub-paragraphs (1), (2), (3) and (4) above) of equity securities up to an aggregate nominal amount of £40,910;

(iv)	The Company was authorised, pursuant to Article 9 of the Articles and section 166 of the Act to make market purchases (as defined in section 163 of the Act) of Ordinary Shares. The general authority conferred by this resolution:

(1)	is limited to a maximum number of 8,182,086 Ordinary Shares (representing 10 per cent. of the Company’s issued Ordinary Share capital as enlarged by the Reincorporation and the Placing);

(2)	does not permit the payment of a price exceeding 105 per cent. of the average of the middle market quotations for Ordinary Shares on the London Stock Exchange on the immediately preceding five business days, as derived from the AIM section of the Daily Official List of the London Stock Exchange, or less than 1p per share exclusive of expenses and taxes (if any) payable by the Company; and

(3)	expires at the conclusion of the first annual general meeting of the Company or 11 November 2004 (whichever is earlier) save that the Company may, before such expiry, contract to purchase Ordinary Shares which would or might require the purchase of such Ordinary Shares to be executed wholly or partly after such expiry and the Company may purchase Ordinary Shares in pursuance of such contract as if the power conferred by the resolution had not expired.

The Directors have no present intention of exercising the above authority and undertake that the above authority will only be exercised if so to do would result in an increase in earnings per share and is in the best interest of Shareholders generally.

(e)	The provisions of section 89(1) of the Act to the extent not disapplied pursuant to section 95 of the Act, confer rights of pre-emption on shareholders in respect of the allotment of equity securities which are, or are to be, paid up in cash (other than by way of allotment to employees under an employee share scheme as defined in section 743 of the Act) will apply to the balance of the authorised but unissued and unreserved Ordinary Shares following the expiry of the disapplication of section 89 of the Act referred to in paragraph (d)(iii) above.

(f)	The authorised and issued share capital of the Company following the consummation of the Reincorporation will be as follows:-

	Authorised		Issued and fully paid
	Number	£	Number	£
Ordinary Shares of £0.01 each	120,000,000	1,200,000	81,820,867	818,209
4% convertible redeemable non-voting preference shares of £0.005 each	80,000	400	79,000	395
4% redeemable non-voting preference shares of £0.005 each	90,000	450	88,000	440

Please see the section headed “Description of BioProgress PLC Preference Shares” in the Registration Statement for a description of the rights attaching to such shares.

(g)	Since the date of the Company’s incorporation:-

(i)	save as disclosed above and in the Registration Statement no share or loan capital of the Company has been issued for cash or other consideration and no such issues are proposed;

(ii)	no commissions, discounts, brokerages or other special terms have been granted by the Company in connection with the issue or sale of any share or loan capital of the Company.

(h)	Except for the Ordinary Shares which may be subject to options to be granted under the Share Option Scheme and the options to be granted pursuant to the Reincorporation (details of which are set out in the Registration Statement), no share or loan capital of the Company is under option or agreed, conditionally or unconditionally, to be put under option. The Company currently intends to grant options under the Share Option Scheme.

(i)	The Ordinary Shares are in registered form. The Articles permit the holding of its shares though CREST. The Directors will apply for Ordinary Shares to be admitted to CREST with effect from Admission.

2.	Subsidiaries

The Company, following the Reincorporation, will have the principal subsidiary undertakings referred to below all of which (except where stated below) are directly or indirectly wholly owned and are private companies incorporated in and operating principally in the United Kingdom:

Company name	Registered office	Location of business	Activities	Proportion of voting rights held (%)
BioProgress Holdings Inc*	165 West Liberty Street, Suite 210, Reno Nevada 89501	Nevada	Holding company	100

BioProgress Technology International, Inc.	9055 Huntcliff Trace, Atlanta, Georgia 30350-1935	March, Cambs	Research & Development	100

BioProgress Technology Limited	14 Hostmoor Avenue, March Trading Estate, March, Cambs PE15 0AX	March, Cambs	Research & Development	100

BioProgress Technology Inc.	9055 Huntcliff Trace, Atlanta, Georgia 30350-1935	Nevada	Distribution	100
Pro Design Technology Limited	14 Hostmoor Avenue, March Trading Estate, March, Cambs PE15 0AX	March, Cambs	Research & Development	100

*	BioProgress Holdings Inc is an existing subsidiary of the Company, but will not be the entity which survives the Reincorporation.

3.	Memorandum and Articles of Association

(a)	Memorandum of Association

The Memorandum of Association of the Company provides that the Company’s principal objects are to carry on all or any of the business of a holding and investment company. The objects of the Company are set out in clause 4 of its Memorandum of Association which is one of the documents referred to in paragraph 13 below as being available for inspection.

(b)	Articles of Association

The Articles, a copy of which is available for inspection as stated in paragraph 13 below, which were adopted on incorporation, include provisions to the following effect:-

(i)	Variation of class rights and changes of capital

(1)	The special rights attached to any class of shares may, subject to any applicable law, be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of three fourths in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class and may be so varied or abrogated either whilst the company is a going concern or during or in contemplation of winding up.

(2)	the Company may by ordinary resolution increase its share capital, consolidate and divide all or any of its shares into shares of a larger amount, cancel any shares not taken or agreed to be taken by any person and sub-divide its shares into shares of a smaller amount.

(3)	the Company may by special resolution reduce its share capital or any capital redemption fund, share premium account or other undistributable reserve subject to authority required by law. Subject to applicable law, and to sanction by an extraordinary resolution, the Company may purchase its own shares.

(ii)	Class Meetings

The provisions of the Articles relating to general meetings apply mutatis mutandis to every such meeting but the necessary quorum is two persons holding or representing by proxy or as the duly authorised representative of a corporation one third in nominal amount of the issued shares of the class except where there is only one holder of the relevant class of shares in which case the quorum shall be that holder.

(iii)	Votes of members

Subject to statute and any special rights or restrictions as to voting attached to any class of shares, at any general meeting, on a show of hands, every member who is present in person has one vote and, in the case of a poll, every member present in person or by proxy has one vote for every share of which he is the holder. No member is entitled to attend or vote at a general meeting either personally or by proxy if he or any person appearing to be interested in shares held by him has been duly served with a notice under Section 212 of the Act and is in default for the prescribed period in supplying to the Company the information required thereby or, unless the Directors determine otherwise, if any calls from him have not been paid.

(iv)	Borrowing powers

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property, assets (present and future) and uncalled capital and, subject to applicable law, to issue debenture and other loan stock and debentures and other securities.

(v)	Directors

(1)	A Director is not required to hold any qualification shares.

(2)	The amount of any fees payable to Directors shall be determined by the Directors provided that they shall not in any year exceed an aggregate amount of £200,000 or such other sum as may from time to time be approved by ordinary resolution. Any such fees shall be divisible among the Directors as they may agree, or failing agreement, equally. The Directors are also entitled to be repaid all reasonable expenses incurred by them respectively in the performance of their duties. Any Director holding an executive office or otherwise performing services which in the opinion of the Directors are outside the scope of his ordinary duties as a Director may be paid such remuneration as the Directors may determine.

(3)	The Directors may establish and maintain the establishment of any non-contributory or contributory pension or superannuation funds for the benefit of, and give donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of, or Directors or officers of and holding any salaried employment or office in, the Company or any other company which is its holding company or in which the Company or such holding company has any interest or which is allied to or associated with the Company or of any company which is a subsidiary undertaking of the Company or of any such other company (“associated companies”) and the families and dependents of any such persons; and the Directors shall have power to purchase and maintain insurance against liability for any persons who are or were at any time Directors, officers, employees or auditors of, the Company or, its associated companies and for trustees of any pension fund in which employees of the Company or its associated companies are interested.

(4)	The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including the office of chairman, deputy chairman, managing director or chief executive) on such terms and for such period as they may determine.

(5)	Subject to the provisions of applicable law and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:-

(a)	may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)	may be a director or other officer of, or employed by, or a party to, any transaction or arrangement with, or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested;

(c)	may hold any other office or place of profit under the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity to the Company and in any such case on such terms as to remuneration and otherwise as the Directors may arrange; and

(d)	shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such contract, transaction or arrangement or from any interest in any such body corporate, and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

(6)	Save as specifically provided in the Articles, a Director may not vote in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company. A Director will not be counted in the quorum of a meeting in relation to any resolution on which he is debarred from voting.

(7)	Subject to applicable law, a Director is (in the absence of some other material interest than is indicated below) entitled to vote (and will be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:-

(a)	the giving of any guarantee, security or indemnity to him in respect of money lent or obligations incurred by him at the request or for the benefit of the Company or of its subsidiary undertakings;

(b)	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c)	any contract, transaction, arrangement or proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(d)	any contract, transaction, arrangement or proposal to which the company is or is to be a party concerning any other body corporate in which he (together with any persons connected with him) do not to his knowledge hold an interest in shares (as that term is used in Part VI of the Act) representing one per cent. or more of either any class of the equity share capital or the voting rights in such body corporate;

(e)	any contract, transaction, arrangement or proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by, or is subject to and conditional on approval by, the Board of Inland Revenue for taxation purposes;

(f)	any contract, transaction, arrangement or proposal for the benefit of the employees of the company or any of its subsidiary undertakings and which does not award any Director any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(g)	any contract, transaction, arrangement or proposal concerning any insurance against liability which the Company is empowered to purchase and/or maintain for, or for the benefit of, any Directors or group of persons who include Directors.

(8)	Subject to any applicable law, the Company may by ordinary resolution suspend or relax the provisions summarised under paragraphs (6) and (7) above either generally or in relation to any particular matter, or ratify any transaction not duly authorised by reason of a contravention of such provision.

(9)	A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed by the meeting without any vote being given against it, and any resolution moved in contravention of this provision of the Articles shall be void.

(10)	The Articles provide that statutory provisions which would have the effect of rendering any person ineligible for appointment as a Director or liable to vacate office as a Director on account of his having reached any specified age, or of requiring special notice or any other special formality in connection with the appointment of any Director over a specified age, shall not apply to the company.

(vi)	Transfer of shares

All transfers of shares may be effected by transfer in writing in any usual form or in any other form acceptable to the Directors and shall be executed by or on behalf of the transferor and, if the share is partly paid, the transferee. The Articles do not contain any restriction on the transferability of fully paid shares, provided that the Company has no lien over the shares, the instrument of transfer is in favour of not more than four transferees and in respect of only one class of shares and is duly stamped (if so required), the provisions in the Articles relating to the deposit of instruments of transfer accompanied by the relevant share certificate have been complied with and the member is not in default of any notice duly served under section 212 of the Act as referred to in the Articles.

(vii)	Dividends and distribution of assets on liquidation

The holders of shares are entitled pari passu amongst themselves, but in proportion to the numbers of shares held by them and to the amounts paid up or credited as paid up, to share in the whole of the profits of the Company paid out as dividends. In the event of liquidation of the Company, the liquidator may, with the authority of a special resolution and any other sanction required by law, divide among the members in specie or in kind the whole or any part of the assets of the company and determine how such division shall be carried out as between the members or different classes of members.

(viii)	Unclaimed dividends

Any dividend unclaimed after a period of 12 years from the date of its declaration shall be forfeited and shall revert to the Company.

(ix)	Forfeiture and Lien

(1)	If a member fails to pay in full any call or instalment of a call on the due date for payment, the Board may at any time serve a notice on him/her requiring payment and stating that in the event of non-payment in accordance with such notice the shares on which the call was made will be liable to be forfeited. Any share so forfeited may be disposed of by the company within three years, otherwise it shall be cancelled.

(2)	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently or not) called or payable at a fixed time in respect of such share.

(3)	The Company may sell in such manner as the Board thinks fit any share on which the Company has a lien fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell.

(x)	CREST

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles of Association of the Company are consistent with CREST membership and, amongst other things, allow for the holding and transfer of shares in uncertificated form.

4.	Directors’ and other interests

(a)	The interests of the Directors and the Proposed Directors and their immediate families in the issued share capital of the Company (beneficial and non-beneficial) which, assuming completion of the Reincorporation and the Placing, will be required to be notified to the Company pursuant to sections 324 and 328 of the Act or which will be required to be entered in the register of Directors’ interests maintained by the Company pursuant to section 325 of the Act, including, so far as the Directors are aware, after making due and careful enquiry, interests of persons connected (within the meaning of section 346 of the Act) with the Directors and the Proposed Directors which interests, if such connected persons were Directors, would be required to be disclosed pursuant to the Act, as they were as at 16 May 2003 (being the latest practicable date prior to the publication of this document) are as follows:-

Name	Number of Ordinary Shares	Percentage of the issued Ordinary Shares
Peter Glynn-Jones	125,000	0.2
Malcolm Brown	4,284,277	5.2
Larry Shattles	nil	n/a
Graham Hind	447,773	0.5
Alan Clarke	62,500	0.1
Graham Cole	125,000	0.2

NOTE:	(1) All of the above interests are beneficially owned save for 450,000 Ordinary Shares held by persons connected with Malcolm Brown.

(b)	It is proposed that, pursuant to the terms of the Reincorporation, on 21 May 2003 the following options over unissued Ordinary Shares will be granted to the Directors in exchange for options over stock in BioProgress Technology International, Inc.:-

Director	Number of Shares	Exercise Price		Exercise Period
Malcolm Brown	80,000 100,000 100,000 100,000 100,000	$ $ $ $ $	0.75 1.25 1.50 1.75 2.25	until 31.12.03 until 31.12.03 until 31.12.05 until 31.12.03 until 31.12.03
Graham Hind	1,000,000 650,000 100,000 100,000 100,000 100,000 100,000	$ $ $ $ $ $ $	0.35 0.50 0.75 1.25 1.50 1.75 2.25	until 31.12.05 until 31.12.05* until 31.12.03 until 31.12.03 until 31.12.05 until 31.12.03 until 31.12.03
Larry Shattles	100,000		$1.50	until 31.12.05
* Only	exercisable in the event that BioProgress Technology, International, Inc.’s pre-tax profit for a financial year is £1 million or more.

Also pursuant to the terms of the Reincorporation, Mr. Glynn-Jones will be granted an option on 21 May 2003 to subscribe for up to 20 units on or before 31 December 2006. Each unit comprises 7,500 Ordinary Shares and warrants to subscribe for up to 15,000 Ordinary Shares. The price per unit is $5,000 (which is equivalent to $0.33 per Ordinary Share). The warrants are exercisable at prices ranging from $1 to $10 and expire on 31 December 2006. Messrs. Clarke and Cole will each be granted an option on 21 May 2003 to purchase 6 units on identical terms as those granted to Mr. Glynn-Jones.

(c)	Save as disclosed in paragraphs 4(a) or (b) above, no Director has any interest, beneficial or non-beneficial, in the share capital of the Company.

(d)	Save for the interests shown below and those of the Directors shown in paragraph 4(a) above, as at 16 May 2003 (being the latest practicable date prior to the publication of this document) on the basis of the interests in BioProgress Technology International, Inc. shares and the issued share capital of the Company following the Reincorporation, so far as the Directors are aware, no person other than those listed below has any interest (within the meaning of Part VI of the Act) in the issued Ordinary Shares immediately following the Reincorporation which amounts to 3 per cent. or more of the issued Ordinary Shares. Save as disclosed in paragraph 4(a) above and as disclosed below, the Company is not aware of any persons who, directly or indirectly, jointly or severally, exercise or could exercise control over the Company.

Shareholder	Number of Ordinary Shares	% of issued share capital
Barry John Muncaster	4,793,109	5.9
The Jade Partnership International, Inc	2,706,500	3.3

5.     Directors’ details

(a)	The aggregate remuneration and benefits in kind (including bonuses and profit shares) of those directors of BioProgress Technology International, Inc. who will become Directors of the Company for the financial year ending 31 December 2002 was approximately US$329,606. It is estimated that the aggregate remuneration and benefits in kind (including bonuses and profit shares) to be paid to the Directors for the year ending 31 December 2003 will be approximately £350,000.

(b)	Save as set out below, the Directors or Proposed Directors have not held any directorships of any company (other than the Company) or partnerships in the last five years:

Director/Proposed Director (full name, previous names, age)	Current directorships and interests in partnerships	Directorships (and partnerships) resigned during the past five years
Peter Glynn-Jones	—	Peter Black plc Horlicks Limited
Graham Hind	Hospital Saturday Fund (The) Functional Nutrition Limited D.H.A. Nutrition Limited BioProgress Technology International, Inc. BioProgress Technology Limited Prodesign Technology Limited Trutona International, Inc.	—
Malcolm Brown

Prodesign Technology Limited
Ecoprogress Limited

BioProgress Technology Limited

D.H.A. Nutrition Limited

BioProgress Technology International, Inc.,

Trutona International, Inc.

The Jade Partnership International, Inc.

Ecoprogress International Limited Prodesign Technology Limited
Alan Clarke	Venturia plc UMIST Ventures Limited	Top jobs.net plc (and subsidiaries) Heyco Technologies Limited Heyco Limited Advertising Television Limited
Graham Cole	Stagecoach Theatre Arts plc Claims People plc Vantis plc Northamber plc Recruitment Investment Group Ltd	Beeson Gregory plc
Larry Shattles	D.H.A. Nutrition Limited BioProgress Technology International, Inc. FundRaising Info.com	The Jade Partnership International, Inc. Ecoprogress International, Limited Trutona International, Inc.

(c)	Save as set out in the Registration Statement in the section headed “Certain Relationships and Related Party Transactions”, no Director or Proposed Director has or has had any interest direct or indirect in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Company and which has been effected by the Company during the current or immediately preceding financial year, or which was effected by the Company during any earlier financial year and which remains in any respect outstanding or unperformed.

(d)	None of the Directors or Proposed Directors has any unspent convictions in relation to indictable offences, nor has any of them been personally bankrupt or in an individual voluntary arrangement with creditors.

(e)	Malcolm Brown is a director of Ecoprogress Limited which entered into a voluntary arrangement with creditors on 27 October 1998. None of the other Directors or Proposed Directors has been a director of a company or a partner in a partnership at the time or within 12 months preceding the time at which the company or partnership entered into administration, voluntary arrangement, composition or arrangement with creditors generally or any class of creditors, receivership, compulsory liquidation or creditors voluntary liquidation.

(f)	None of the Directors or Proposed Directors has been publicly criticised by a statutory or regulatory authority (including recognised professional bodies), disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

(g)

There are no outstanding loans granted by the Company to any of the Directors or Proposed Directors nor has any guarantee been provided by the Company for the benefit of any Director or Proposed Director.

6.	Material contracts

The following contracts (not being contracts in the ordinary course of business) have been entered into by the Company since its incorporation or by any member of the Group in the two years prior to the date of this document and which are, or may be, material:-

(a)	the agreement and plan of merger dated 16 December 2002;

(b)	a nominated adviser and broker agreement between Collins Stewart, the Directors and the Proposed Directors and the Company dated 19 May 2003 under which Collins Stewart agreed to act as nominated adviser to the Company in relation to its application for Ordinary Shares to be admitted to trading on AIM pursuant to which Collins Stewart will receive an annual fee of £40,000 excluding VAT;

(c)	the Placing Agreement referred to at paragraph 7 below; and

(d)	an orderly marketing agreement between Collins Stewart, certain Directors and certain Shareholders and the Company dated 19 May 2003 pursuant to the terms of which the Company and Collins Stewart have received undertakings from certain of the Directors and other Shareholders not to dispose (subject to certain limited exceptions) of their Ordinary Shares for a period of 12 months following Admission and in 12 month period thereafter only to dispose (subject to certain limited exceptions) of their Ordinary Shares through Collins Stewart.

7.     The Placing Agreement

Pursuant to the Placing Agreement:

Collins Stewart has agreed, conditionally on, inter alia, Admission taking place not later than 8.00 a.m. on 22 May 2003 or such later date as shall be agreed in writing between the Company and Collins Stewart, but in any event not later than 5.00 p.m. on 5 June 2003, to use its reasonable endeavours, as agent on behalf of the Company, to procure placees for the Placing Shares and, if and to the extent that placees are not so procured, itself, as principal, to subscribe for the Placing Shares at the Placing Price.

The Company will pay to Collins Stewart a commission of 4 per cent. of the aggregate value of the Placing Shares at the Placing Price and a fee of £300,000. Value added tax will not be paid on such commission and fees. The Company will also grant Collins Stewart an option exercisable at any time after Admission until 5.00 p.m. on the date falling three years following Admission to subscribe for such amount of Ordinary Shares at the Placing Price as equals 3% of the issued share capital of the Company as enlarged by the Placing

The Company will pay all other costs, charges and expenses of, or incidental to, Admission and the Placing, including the expenses of the registrars, printing and advertising expenses, postage and all legal, accountancy, actuarial and other professional fees and expenses of Collins Stewart.

The Company and the Directors have given certain warranties to Collins Stewart regarding the accuracy of information contained in this document and other matters relating to the Group and its business and certain indemnities regarding certain liabilities and costs. The Company has given an indemnity to Collins Stewart on customary terms against certain losses arising from inter alia the Admission or Placing.

Collins Stewart may terminate the Placing Agreement if certain events of force majeure occur prior to 8.00 a.m. on 22 May 2003, or may terminate the Placing Agreement prior to Admission if there is a breach of any of the warranties contained in the Placing Agreement which Collins Stewart reasonably considers to be material.

8.	Litigation

Save as set out in the Registration Statement in the section headed “Legal Proceedings”, the Company is not nor has it been engaged in any legal or arbitration proceedings which may have or have had during the period from its incorporation on 13 December 2002 until 16 May 2003 (the latest practicable date prior to the printing of this document) a significant effect on the financial position of the Company nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against the Company.

9.	Working capital

In the opinion of the Directors, after taking into account the existing bank and other facilities available to the Company the working capital available to the Company is sufficient for its present requirements (that is to say at least the next 12 months).

10.	Taxation

(a)	The Directors have been advised that the Company is at present a close company as defined by section 414 of the Income and Corporation Taxes Act 1988 (the “Taxes Act”) but that following Admission it is unlikely to continue to be a close company.

(b)	Indication has been received from the Inland Revenue that the Ordinary Shares will constitute qualifying holdings for venture capital trust investors and will entitle qualifying investors to Enterprise Investment Scheme relief.

(c)	Dividends

Under the current United Kingdom taxation legislation, no tax will be withheld from dividend payments by the Company.

A United Kingdom resident individual shareholder is entitled to a tax credit equal to 10 per cent of the gross dividend (i.e. the tax credit is 1/9th of the amount of the dividend). This tax credit will be treated as fully satisfying the income tax liability of a United Kingdom resident individual shareholder liable to pay income tax at the lower or basic rate. The rate of income tax applied to United Kingdom company dividends received by United Kingdom resident individuals liable to income tax at the higher rate has fallen from 40 per cent to 32.5 per cent. The effect of this reduction is that, after taking into account the 10 per cent tax credit, a higher rate taxpayer is still liable to additional income tax equal to 25 per cent of the net dividend. A company resident for tax purposes in the United Kingdom and holding Ordinary Shares as an investment will not normally be liable to corporation tax on the receipt of a dividend.

Tax credits are generally no longer payable to shareholders, subject to transitional relief for charities.

Tax exempt pension funds can no longer reclaim tax credits from the Inland Revenue.

Whether shareholders in the Company who are resident in countries other than the United Kingdom are entitled to a payment from the Inland Revenue of any part of the tax credit in respect of dividends on such shares depends in general upon the provisions of any double tax convention or agreement which exists between such countries and the United Kingdom. Persons who are not resident in the United Kingdom should consult their own tax advisers as to whether they are entitled to reclaim any part of the tax credit, the procedure for claiming repayment and what relief or credit may be claimed in respect of such tax in the jurisdiction in which they are resident.

(d)	Stamp Duty

No liability to stamp duty or Stamp Duty Reserve Tax (“SDRT”) arises in relation to the allotment and issue of Ordinary Shares.

A liability to stamp duty or SDRT arises in relation to the sale of Ordinary Shares after the Offer. Any subsequent conveyance or transfer on sales of Ordinary Shares will generally be subject to ad valorem stamp duty at the rate of 0.5% of the amount or value of the consideration or to SDRT (if an unconditional agreement to transfer such shares is not completed within a specified time limit by a duly stamped transfer to the transferee under that agreement), at the rate of 0.5 per cent. A transfer of shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent of the value of the consideration.

Any person who is in doubt as to his taxation position in the United Kingdom and in any other jurisdiction in which he is subject to taxation should consult his professional adviser.

The above statements are intended only as a general guide to current United Kingdom law and practice. Certain categories of person are not liable to stamp duty reserve tax, and others may be liable to higher rates or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986. Any person who has any doubt as to his tax position or requires more detailed information than the general outline above should consult his professional adviser.

11.	Consent

(a)	Collins Stewart has given and not withdrawn its written consent to the issue of this document and the references to itself in the form and context in which they appear.

(b)	Grant Thornton, Chartered Accountants, has given and has not withdrawn its written consent to the issue of this document with the inclusion of its report in relation to the Company contained in Part II and the references thereto and to it in the form and context in which they appear.

12.	General information

(a)	The promoters and founding shareholders of the Company are Barry Muncaster and Graham Hind. No cash, securities or other benefits have been paid, issued or given within the two years immediately preceding the date of publication of this document, nor are any proposed to be paid, issued or given to any such promoter in his capacity as a promoter.

(b)	Save as disclosed in this document no person (other than professional advisers named in this document and trade suppliers) has:

(i)	received, directly or indirectly, from the Company within the 12 months preceding the application for Admission; or

(ii)	entered into contractual arrangements (not otherwise disclosed in this document) to receive, directly or indirectly, from the Company on or after Admission, any of the following:

(1)	fees totalling £10,000 or more;

(2)	securities in the Company with a value of £10,000 or more calculated by reference to the price per share of BioProgress Technology International, Inc. common stock derived from the OTC Bulletin Board operated by the NASD as at 16 May 2003, being the latest practicable date prior to the publication of this document; or

(3)	any other benefit with the value of £10,000 or more at the date of Admission.

(c)	Collins Stewart has been appointed nominated adviser to the Company. Under the AIM Rules the nominated adviser owes certain responsibilities to the London Stock Exchange. In accordance with these Rules, Collins Stewart has confirmed to the London Stock Exchange that it has satisfied itself that the Directors of the Company have received independent advice and guidance as to the nature of their responsibilities and obligations under the Rules and that, to the best of its knowledge and belief, all relevant requirements of the AIM Rules have been complied with. Collins Stewart has also satisfied itself that the contents of this document have been appropriately verified. In giving its confirmation to the London Stock Exchange, Collins Stewart has not made its own enquiries except as to matters which have come to its attention and on which it considered it necessary to satisfy itself. No liability whatsoever is accepted by Collins Stewart for the accuracy of any information or opinions contained in this document or for the omission of any material information, for which the Company and its Directors are solely responsible.

(d)	The financial information relating to the Company set out in Part II does not comprise statutory accounts as referred to in section 240 of the Act. No statutory accounts have ever been prepared for the Company.

(e)	Application has been made to the London Stock Exchange for the issued Ordinary Shares and the Placing Shares to be admitted to trading on AIM. It is expected that dealings in the Ordinary Shares (including the Placing Shares) will commence on 22 May 2003.

(f)	The total costs, charges and expenses (including professional fees, stamp duty, and stamp duty reserve tax and costs of printing and distribution of documents, and the fees referred to in paragraph 7 above) payable by the Company in relation to the Reincorporation and Placing are estimated to amount to £1,000,000 (excluding value added tax).

(g)	Save as set out in the Registration Statement, there has been no significant change in the trading or financial position of BioProgress Technology International, Inc. since 31 December 2002, the date to which the last set of accounts of BioProgress Technology International, Inc. were made up.

(h)	Save as set out in the Registration Statement, the Company is not dependent on any patents or any other intellectual property rights, licenses or particular contracts, which are, or may be, of fundamental importance to the Company’s business.

13.	Documents available for inspection

Copies of the following documents may be inspected at the offices of Dechert, 2 Serjeants’ Inn, London EC4Y 1LT and at the Company’s registered office at 14 Hostmoor Avenue, March, Cambridgeshire

PE15 OAX, during usual business hours on any weekday, (Saturdays, Sundays and public holidays excepted), until 22 June 2003:

(a)	the Company’s Memorandum and Articles of Association;

(b)	the service contracts of the Directors;

(c)	the rules of the Share Option Scheme;

(d)	the material contracts referred to in paragraph 6 above;

(e)	the Accountants’ Report set out in Part II of this document;

(f)	the written consents referred to in paragraph 11 above;

(g)	this document.

19 May 2003

Company Number:    4617139

THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

WRITTEN RESOLUTION

OF

BIOPROGRESS PLC

Passed 9 May 2003

Pursuant to Article 62 of the Company’s Articles of Association we, the undersigned, being all the members entitled to attend and vote at any general meeting of the Company in respect of the resolution set out below, HEREBY AGREE that the following resolution be passed as special resolution of the Company:-

SPECIAL RESOLUTION

THAT	the articles of association of the Company be altered as follows:-

1.	Article 3B.5.3 be deleted and replaced with the following new Article:-

“The Company shall, subject to the provisions of the Statutes, redeem on demand following receipt by the Company of a notice from the holder of the Redeemable Preference Shares all of the Redeemable Preference Shares (if any) in issue and held by such holder on the date of such notice and there shall be paid on each Redeemable Preference Share so redeemed a sum equal to US$5.19 in respect of such Redeemable Preference Share.”

2.	by the inclusion of the following words at the end of Article 15.1:

“Share certificates representing shares in the capital of BioProgress Technology International Inc shall be deemed to represent an identical number of shares of the appropriate class in the capital of the Company”.

1

3.	by the inclusion of the following words in line 7 of Article 33 after the words “share certificates(s)”:

“or certificates representing an identical number of shares of the appropriate class in the capital of BioProgress Technology International Inc.”

4.	Article 127.6 be deleted and replaced with the following new Article:

“A member who (having no registered address within the United Kingdom) has not supplied to the company an address within the United Kingdom for the service of notices shall be entitled to receive notices from the company unless the Directors, in their absolute discretion, consider that any applicable laws prohibit or prevent the Company from mailing, transmitting or sending such notice to any particular jurisdiction.”

/S/ BARRY JOHN MUNCASTER

BARRY JOHN MUNCASTER

/S/ ROBERT GRAHAM MASON HIND

ROBERT GRAHAM MASON HIND

2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

Dated:	May 22, 2003	/s/ Robert Graham Mason Hind
Robert Graham Mason Hind
Managing Director